

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 1, 2006

<u>via U.S. mail</u>
Mr. Lonny E. Townsend
Magellan Midstream Holdings, L.P.
One Williams Center
Tulsa, Oklahoma
74172

> **Re: Magellan Midstream Holdings, L.P.**
> **Amendment No. 3 to Registration Statement on**
> **Form S-1**
> **Filed January 24, 2006**
> **File No. 333-129623**

Dear Mr. Townsend:

We have limited our review of your amended filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the addition of disclosure on page 84 and in the F-pages regarding Magellan Midstream Partners LP's line break and product release at a pipeline in Kansas on January 13, 2006. Based on your disclosure regarding the uncertainty of the liability that could be assessed to you, it would appear that this recent development warrants enhanced disclosure in the Recent Developments Section of the prospectus. In addition, given that you do not know whether the costs and damages assessed will have a material effect on your results of operations and cash flows, please supplement your risk factor

disclosure on page 21 and disclose this risk. Please revise your prospectus accordingly or advise us as to why such revisions are unnecessary.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mellissa Campbell Duru at (202) 551-3757 or Tangela Richter, Branch Chief, at (202) 551-3685 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Tangela S. Richter
Branch Chief

cc: <u>via facsimile</u>
    Dan A. Fleckman, Esq.
    Vinson & Elkins, L.L.P.
    (713) 615-5859